                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                         United Fire & Casualty Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock $3.33 1/3 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910331107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Michael K. Denney, Bradley & Riley PC
                        2007 First Avenue, P.O. Box 2804
                  Cedar Rapids, Iowa 52406-2804 (319) 363-0101
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   March 17, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       910331107


1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
            J. Scott McIntyre, Jr.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) N/A.
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions) N/A.  See Item 3 below.

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A.

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization United States of America


--------------------------------------------------------------------------------
                       7.      Sole Voting Power  2,569,301
Number of
shares                 ---------------------------------------------------------
Beneficially           8.      Shared Voting Power  55,035
Owned by
Each                   ---------------------------------------------------------
reporting              9.      Sole Dispositive Power  2,569,301
Person With
                       ---------------------------------------------------------
                       10.     Shared Dispositive Power  55,035

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person 2,624,336

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (9) 26.15%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

CUSIP No.        910331107


1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
           J. Scott McIntyre Revocable Trust dated December 8, 1992
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b) N/A.
--------------------------------------------------------------------------------
3.     SEC Use Only

--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions) N/A.  See Item 3 below.

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A.

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization State of Iowa

--------------------------------------------------------------------------------
                       7.     Sole Voting Power  1,110,784
Number of
shares                 ---------------------------------------------------------
Beneficially           8.     Shared Voting Power  0
Owned by
Each                   ---------------------------------------------------------
reporting              9.     Sole Dispositive Power  1,110,784
Person With
                       ---------------------------------------------------------
                       10.    Shared Dispositive Power  0

--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person 1,110,784

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (9) 11.07%

--------------------------------------------------------------------------------
14.    Type of Reporting Person (See Instructions) OO

--------------------------------------------------------------------------------

CUSIP No.        910331107


1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
            Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) N/A.
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions) N/A.

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A.

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization State of Iowa

--------------------------------------------------------------------------------
                      7.       Sole Voting Power   573,452
Number of
shares                ----------------------------------------------------------
Beneficially          8.       Shared Voting Power   0
Owned by
Each                  ----------------------------------------------------------
reporting             9.       Sole Dispositive Power   573,452
Person With
                      ----------------------------------------------------------
                      10.      Shared Dispositive Power   0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person 573,452

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (9) 5.71%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions) OO

--------------------------------------------------------------------------------

CUSIP No.       910331107



1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
            Trust under the will of John Scott McIntyre 42-6276985.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)

        (b) N/A.
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions) N/A.

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A.

--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization State of Iowa

--------------------------------------------------------------------------------
                     7.       Sole Voting Power   533,245
Number of
shares               -----------------------------------------------------------
Beneficially         8.       Shared Voting Power    0
Owned by
Each                 -----------------------------------------------------------
reporting            9.       Sole Dispositive Power   533,245
Person With
                     -----------------------------------------------------------
                     10.      Shared Dispositive Power   0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person 533,245

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (9) 5.31%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions) OO

--------------------------------------------------------------------------------

ITEM 1      SECURITY AND ISSUER:

            Common Stock $3.33 1/3 par value

            United Fire & Casualty Company
            118 Second Avenue SE
            P.O. Box 73909
            Cedar Rapids, Iowa 52407-3909

ITEM 2      IDENTITY AND BACKGROUND:

            (a)   J. Scott McIntyre, Jr.

                  (i) Business Address: 118 Second Avenue SE, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909

                  (ii)  Chairman of the Board, United Fire & Casualty Company

                  (iii) Mr. McIntyre has not been convicted in a criminal
                        proceeding in the last five years.

                  (iv) In the past five years, Mr. McIntyre has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of such proceeding being a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (b)   J. Scott McIntyre Revocable Trust dated December 8, 1992

                  The Trust was formed under the laws of the state of Iowa on December 8, 1992 as part of Mr. McIntyre's comprehensive estate plan. Mr. McIntyre is Trustee of the Trust. The Trust has not been convicted in a criminal proceeding the last five years. In the past five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of such proceeding being a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (c)   Mildred Reynolds McIntyre Revocable Trust dated September 15,
                  1992

                  The Trust was formed under the laws of the state of Iowa on September 15, 1992 as part of Mildred Reynolds McIntyre's comprehensive estate plan. Mrs. McIntyre is J. Scott McIntyre, Jr.'s mother. Mrs. McIntyre was the initial Trustee of the Trust. She served as Trustee until March 17, 2003. On that date, she executed a Resignation and Appointment of Successor Trustee, resigning as Trustee of the Trust and appointing J. Scott McIntyre, Jr. successor Trustee under the provisions of
                  Section II(2.1) of the Trust. Mr. McIntyre is currently serving as Trustee of the Trust. Copies of the Resignation and Appointment of Successor Trustee and Acceptance of Trust are attached hereto as Exhibits A and B, respectively.


                  The Trust has not been convicted in a criminal proceeding in the last five years. In the past five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of such proceeding being a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (d)   Trust under the will of John Scott McIntyre

                  John Scott McIntyre was Mildred Reynolds McIntyre's husband and J. Scott McIntyre, Jr.'s father. John Scott McIntyre died on July 31, 1975. The Trust under the will of John Scott McIntyre was formed under the laws of the state of Iowa by court order pursuant to the terms of John Scott McIntyre's Last Will and Testament, publically read and filed with the Iowa District Court for Linn County on August 7, 1975. On July 12, 1977 the court ordered that Mrs. McIntyre be confirmed as Trustee of the Trust. Mrs. McIntyre served as Trustee from July 12, 1977 until March 17, 2003. On that date, the court issued a Court Order accepting Mrs. McIntyre's resignation as Trustee and appointing J. Scott McIntyre, Jr. successor Trustee. A copy of the Court Order is attached hereto as Exhibit C.

                  The Trust has not been convicted in a criminal proceeding in the last five years. In the past five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of such proceeding being a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            J. Scott McIntyre, Jr. files this beneficial ownership report on
            Schedule 13D to report his appointment as successor Trustee of both the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 and the Trust under the will of John Scott McIntyre, as described in detail in Item 2 above.

            Mr. McIntyre also reports the vesting of options to purchase a total of 5,000 additional shares of Common Stock of the Company. The Company issued 2,000 stock options to Mr. McIntyre on February 18, 2000. 1,000 of these options vested on February 18, 2002 and the other 1,000 vested on February 18, 2003. The Company issued an additional 2,000 stock options to Mr. McIntyre on February 16, 2001. 1,000 of these options vested on February 16, 2002 and the other 1,000 vested on February 16, 2003. Finally, the Company issued 1,000 stock options to Mr. McIntyre on February 15, 2002. These options vested on February 16, 2003. Mr. McIntyre has not exercised any of the option rights discussed in this Item 3.

            Other than the transactions disclosed on this Schedule 13D, Mr. McIntyre has not purchased or otherwise acquired any additional shares of Common Stock of the Company not previously reported on
            Schedule 13G or an amendment thereto.

            The J. Scott McIntyre Revocable Trust dated December 8, 1992 files this beneficial ownership report on Schedule 13D to report the receipt on January 3, 2003 of a gift of 323 shares of Common Stock of the Company from the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992. Other than the transactions disclosed on this Schedule 13D, the J. Scott McIntyre Revocable Trust dated December 8, 1992 has not purchased or otherwise acquired any additional shares of the issuer not previously reported on Schedule 13G or an amendment thereto.

ITEM 4      PURPOSE OF TRANSACTION:

            When Mrs McIntyre became 101 years old, she no longer wished to serve as Trustee of the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 or as

            Trustee of the Trust under the will of John Scott McIntyre. J. Scott McIntyre, Jr. has agreed to assume these positions. The purpose of the transactions described in this Schedule 13D is to effectuate the transfer of these positions from Mrs. McIntyre to Mr. McIntyre.

            Mildred Reynolds McIntyre has routinely given shares of Common Stock of the Company to her children and grandchildren as part of her estate plan. Previous gifts are reported on Schedule 13G and amendments thereto. On January 3, 2003, Mrs. McIntyre, through the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992, gave 10,659 shares of the issuer to her children and grandchildren. The J. Scott McIntyre Revocable Trust dated December 8, 1992 received 323 of these shares, as disclosed in Item 3 above.

            The Company issued the stock options discussed in Item 3 above to Mr. McIntyre in lieu of paying him a cash bonus.

            The Reporting Persons do not have any present plans or proposals which would relate to or would result in the acquisition of additional shares of Common Stock of the Company or disposition of shares beneficially owned by Mr. McIntyre, as reported in Item 5 below, or any of the other transactions described in subparagraphs
            (a) through (j) of Item 4 of Schedule 3D.

 ITEM 5     INTEREST IN SECURITIES OF THE ISSUER:

            (a)   Reporting Person               Aggregate Number of Shares       Percentage
                  ----------------               --------------------------       ----------
                                                 Beneficially Owned
                                                 ------------------
                  J. Scott McIntyre, Jr.              2,624,336                     26.15%

                  J. Scott McIntyre                   1,110,784                     11.07%
                  Revocable Trust
                  dated December 8, 1992

                  Mildred Reynolds                      573,452                      5.71%
                  McIntyre Revocable Trust
                  dated September 15, 1992

                  Trust under the will of John          533,245                      5.31%
                  Scott McIntyre

            (b)   (i)   J. Scott McIntyre, Jr.

                        J. Scott McIntyre, Jr. is the beneficial owner of 2,624,336 shares of Common Stock of the Company, consisting of (i) 320 shares held personally and vested options to purchase 5,000 additional shares, also held personally; (ii) 55,035 shares held by the McIntyre Foundation of which Mr. McIntyre is President, Secretary and Treasurer and one of four directors; (iii) 1,110,784 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992, of which Mr. McIntyre is Trustee; (iv)121,500 shares held by the Mildred R. McIntyre Irrevocable Trust dated April 27, 1989, of which Mr. McIntyre is Trustee; (v) 225,000 shares held by the Dee Ann McIntyre Trust, of which Mr. McIntyre is Trustee; (vi) 573,452 shares held by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1002, of which Mr. McIntyre is Trustee; and (vii) 533,245 shares held by the Trust under the will of John Scott McIntyre, of which Mr. McIntyre is Trustee.

                      Of the 2,624,336 shares beneficially owned by J. Scott McIntyre, he has (i) sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition 2,569,301 shares and (ii) shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition 55,035 shares.

                      Mr. McIntyre shares power to vote or direct the vote of and dispose of or direct the disposition of 55,035 shares of Common Stock of the Company held by the McIntyre Foundation. He shares such power with Dee Ann McIntyre, Kent McIntyre and Kaye Drahozal.

                      Dee Ann McIntyre, who resides at 2222 First Avenue NE, Cedar Rapids, Iowa 52402, is Mr. McIntyre's wife and Vice-President and Director of the McIntyre Foundation. Dee Ann McIntyre is retired. Dee Ann McIntyre has not been convicted in a criminal proceeding in the last five years. In the past five years, Dee Ann McIntyre has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                      Kent McIntyre, who resides at 844 Moonglow Court, Gahanna, Ohio, is the son of Mr. McIntyre. Kent McIntyre is employed as a teacher by Heath City Schools in Heath, Ohio. Kent McIntyre serves as a Director of the McIntyre Foundation. Kent McIntyre has not been convicted in a criminal proceeding in the last five years. In the past five years, Kent McIntyre has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                      Kaye Drahozal, who resides at 2001 Riviera Court, Lawrence, Kansas, is the daughter of Mr. McIntyre. Kaye Drahozal is employed by Kansas Public Radio. Kaye Drahozal serves as a Director of the McIntyre Foundation. Kaye Drahozal has not been convicted in a criminal proceeding in the last five years. In the past five years, Kaye Drahozal has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (ii)   J. Scott McIntyre Revocable Trust dated December 8, 1992

                      The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner and thus the beneficial owner of 1,110,784 shares of Common Stock of the Company.

                      The J. Scott McIntyre Revocable Trust dated December 8, 1992 has (i) sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 1,110,784 shares and (ii) shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of 0 shares.

               (iii) Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992

                      The Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 is the direct owner and thus the beneficial owner of 573,452 shares of Common Stock of the Company.

                      The Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 has (i) sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 573,452 shares and (ii) shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of 0 shares.

               (iv)   Trust under the will of John Scott McIntyre

                      The Trust under the will of John Scott McIntyre is the direct owner and thus the beneficial owner of 533,245 shares of Common Stock of the Company.

                      The Trust under the will of John Scott McIntyre has (i) sole power to vote or to direct the vote of and sole power to dispose or to direct the disposition of 533,245 shares and (ii) shared power to vote or to direct the vote of and shared power to dispose or to direct the disposition of 0 shares.

          (c) All transactions effected during the past sixty days by the Reporting Persons are described in Item 4 above. No additional transactions have occurred.

               The price per share of Common Stock of the Company at close of trading was $33.50 on January 3, 2003, when the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 gave 10,659 shares to her children and grandchildren, including 323 shares to the J. Scott McIntyre Revocable Trust.

               The price per share of Common Stock of the Company was $30.33 at close of trading on March 17, 2003, when Mrs. McIntyre appointed Mr. McIntyre successor Trustee of the Mildred R. McIntyre Revocable Trust.

               The price per share of Common Stock of the Company was $30.33 at close of trading on March 17, 2003, when the court issued an order appointing Mr. McIntyre successor Trustee of the Trust under the will of John Scott McIntyre.

               The exercise price of the options the Company issued to Mr. McIntyre on February 18, 2000 is $20.13. The exercise price of the options issued to Mr. McIntyre on February 16, 2001 is $21.13. The exercise price of the options issued to Mr. McIntyre on February 15, 2002 is $30.32.

          (d) No other person is known to have the right to receive the proceeds from the sale of such securities or the power to direct the receipt of dividends from such securities.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

          Except as described in this statement of beneficial ownership, none of the Reporting Persons has entered into a contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to a transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A   Resignation and Appointment of Successor Trustee
          Exhibit B   Acceptance of Trust
          Exhibit C   Court Order
          Exhibit D   Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2003              /s/ J. Scott McIntyre, Jr.
                                   ---------------------------------------------
                                    J. Scott McIntyre, Jr.


Dated: March 17, 2003              The J. Scott McIntyre, Jr. Revocable
                                   Trust dated December 8, 1992

                                   By: /s/ J. Scott McIntyre, Jr.
                                       -----------------------------------------
                                       J. Scott McIntyre, Jr., Trustee


Dated: March 17, 2003              The Mildred Reynolds Revocable Trust
                                   dated September 15, 1996

                                   By: /s/ J. Scott McIntyre, Jr.
                                       -----------------------------------------
                                       J. Scott McIntyre, Jr., Trustee


Dated: March 17, 2003              Trustee under the will of John Scott McIntyre

                                   By: /s/ J. Scott McIntyre, Jr.
                                       -----------------------------------------
                                       J. Scott McIntyre, Jr., Trustee

                            EXHIBIT A TO SCHEDULE 13D

                          RESIGNATION OF ACTING TRUSTEE
                      AND APPOINTMENT OF SUCCESSOR TRUSTEE
                OF THE MILDRED REYNOLDS MCINTYRE REVOCABLE TRUST
                            DATED SEPTEMBER 15, 1992

     The undersigned, Mildred Reynolds McIntyre, acting Trustee of the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 (the "Trust"), hereby exercises the authority granted in Section 2.1 of the Trust to designate a successor Trustee and to resign as acting Trustee of the Trust.

     The undersigned, Mildred Reynolds McIntyre, in her capacity as acting Trustee, appoints J. Scott McIntyre, Jr., of Cedar Rapids, Iowa, as successor Trustee and vests in J. Scott McIntyre, Jr. all of the powers of Trustee.

     The undersigned, Mildred Reynolds McIntyre, hereby resigns as acting Trustee of the Trust effective March 17, 2003.


     IN WITNESS WHEREOF, the undersigned has executed this Resignation of Acting Trustee and Appointment of Successor Trustee this 13th day of February, 2003.

                                                   /s/ Mildred Reynolds McIntyre
                                                   -----------------------------
                                                   Mildred Reynolds McIntyre

                            EXHIBIT B TO SCHEDULE 13D

                               ACCEPTANCE OF TRUST

     The undersigned, J. Scott McIntyre, Jr., hereby accepts the appointment as Successor Trustee of the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 effective March 17, 2003, and hereby agrees to act as Trustee under and pursuant to the provisions of said Trust declaration.

     IN WITNESS WHEREOF, the undersigned has executed this Acceptance of Trust this 13th day of February, 2003.

                                                 /s/ J. Scott McIntyre, Jr.
                                                 -------------------------------
                                                    J. Scott McIntyre, Jr.

                            EXHIBIT C TO SCHEDULE 13D

                IN THE IOWA DISTRICT COURT IN AND FOR LINN COUNTY

                                )
     IN THE MATTER OF THE       )    PROBATE NO. P4624-0777
                                )
     ESTATE OF JOHN SCOTT       )    ORDER ACCEPTING
                                )    RESIGNATION OF TRUSTEE
     MCINTYRE, DECEASED         )    AND DESIGNATING
                                )    SUCCESSOR TRUSTEE
                                )
                                )


          NOW, on this 17th day of March, 2003, the Application to Accept Resignation of Trustee and to Designate Successor Trustee comes before the Court, and the Court being fully advised in the premises, FINDS:

          1. Mildred Reynolds McIntyre is currently serving as the Trustee of the trust created under the will of John Scott McIntyre ("Trust"), pursuant to appointment by Court Order.

          2. Mildred Reynolds McIntyre has now elected to resign as Trustee, effective upon approval of her resignation by the Court, and her resignation is on file in these proceedings.

          3. Pursuant to Item III(h) of the Last Will and Testament of John Scott McIntyre, J. Scott McIntyre, Jr. shall be appointed as successor Trustee.

          4. Pursuant to Item III(g) of the Last Will and Testament of John Scott McIntyre, no bond or other security shall be required of the Trustee.

          IT IS THEREFORE ORDERED, ADJUDGED AND DECREED that the resignation of Mildred Reynolds McIntyre as Trustee be accepted and said Trustee is hereby relieved of her duties and responsibilities as Trustee of the Trust, and is discharged as a Trustee, and J. Scott McIntyre, Jr. is designated and appointed to act as successor Trustee, effective upon filing his Oath of Office, and that no bond is required of said successor Trustee.


                                  /s/ Denver D. Dillard
                            ----------------------------------------------------
                            Judge/Referee of the Sixth Judicial District of Iowa

                            EXHIBIT D TO SCHEDULE 13D

                             JOINT FILING AGREEMENT

     J. Scott McIntyre, Jr., the J. Scott McIntyre Revocable Trust dated December 8, 1992, the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 and the Trust under the will of John Scott McIntyre hereby agree and consent to the joint filing on their behalf of the foregoing Schedule 13D relating to their beneficial ownership of the Common Stock of United Fire & Casualty Company.

Dated: March 17, 2003              /s/ J. Scott McIntyre, Jr.
                                  -----------------------------------------
                                       J. Scott McIntyre, Jr.


Dated: March 17, 2003             The J. Scott McIntyre, Jr. Revocable
                                  Trust dated December 8, 1992

                                  By: /s/ J. Scott McIntyre, Jr.
                                      ------------------------------------
                                      J. Scott McIntyre, Jr., Trustee


Dated: March 17, 2003             The Mildred Reynolds Revocable
                                  Trust dated September 15, 1996


                                  By: /s/ J. Scott McIntyre, Jr.
                                      ------------------------------------
                                      J. Scott McIntyre, Jr., Trustee


Dated: March 17, 2003             Trustee under the will of John Scott McIntyre


                                  By: /s/ J. Scott McIntyre, Jr.
                                      ------------------------------------
                                      J. Scott McIntyre, Jr., Trustee